12026211

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SEC
Mail Processing
Section

MAY 14 2012

Washington DC
405

OMB APPROVAL	
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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY EDGAR ELECTRONIC FILERS

FAC ProPerTys LLC
Exact name of registrant as specified in charter

1521373
Registrant CIK Number

805-4180156277
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

811-22568
SEC file number, if available

S- 801-76648
(Series identifier(s) and names(s), if applicable; add more lines as needed)

C- Ferris A Christian
(Class (contract) identifier(s) and names(s), if applicable; add more lines as needed)

2011
Report period (if applicable)

Ferris Christian
Name of person filing this exhibit (if other than the registrant)

Identify the provision of Regulation S-T (§232 of this chapter) under which this exhibit is being filed in paper (check only one):

____ Rule 201 (Temporary Hardship Exemption)

____ Rule 202 (Continuing Hardship Exemption)

X Rule 311 (Permitted Paper Exhibit)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of Bronx, 2012.

FAC ProPerTys LLC
(Registrant)

By: Ferris Christian
(Name)
IndePendenT DirecToy
(Title)

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on May-05, 2012, that the information set forth in this statement is true and complete.

By: Ferris Christian
(Name)
PresidenT
(Title)

SEC 2082 (11-11)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

For Internal Use Only
Sec File No. 9-

Submit 1 Original
and 9 Copies

OMB APPROVAL	
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SEC
Mail Processing
Section

MAY 14 2012

Washington DC
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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 19b-4(e)

Information Required of a Self-Regulatory Organization Listing and Trading a New Derivative Securities Product Pursuant to Rule 19b-4(e) Under the Securities Exchange Act of 1934

READ ALL INSTRUCTIONS PRIOR TO COMPLETING FORM

Part I **Initial Listing Report**

1. Name of Self-Regulatory Organization Listing New Derivative Securities Product:
Ferris A Christian CRD#6056936
2. Type of Issuer of New Derivative Securities Product (e.g., clearinghouse, broker-dealer, corporation, etc.):
Common Stock
3. Class of New Derivative Securities Product:
801-76648
4. Name of Underlying Instrument:
S and P 500 Index, NYSE TMWX Wilshire 5000 Index
5. If Underlying Instrument is an Index, State Whether it is Broad-Based or Narrow-Based:
6. Ticker Symbol(s) of New Derivative Securities Product:
Cik0001521373
7. Market or Markets Upon Which Securities Comprising Underlying Instrument Trades:
NASDAQMX
8. Settlement Methodology of New Derivative Securities Product:
9. Position Limits of New Derivative Securities Product (if applicable):

Part II **Execution**

The undersigned represents that the governing body of the above-referenced Self-Regulatory Organization has duly approved, or has duly delegated its approval to the undersigned for, the listing and trading of the above-referenced new derivative securities product according to its relevant trading rules, procedures, surveillance programs and listing standards.

Name of Official Responsible for Form: FAC ProPertys LLC CRD#164023

Title: President

Telephone Number: (347) 843-8040

Manual Signature of Official Responsible for Form: Ferris Christ

Date: 05/05/2012

SEC 2449 (6-01)

For Internal Use Only
Sec File No. 9-

Submit 1 Original
and 9 Copies

OMB APPROVAL	
OMB Number:	3235-0504
Expires:	August 31, 2013
Estimated average burden hours per response......	3.60

SEC
Mail Processing
Section

MAY 14 2012

Washington DC
405

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 19b-4(e)

Information Required of a Self-Regulatory Organization Listing and Trading a New Derivative Securities Product Pursuant to Rule 19b-4(e) Under the Securities Exchange Act of 1934

READ ALL INSTRUCTIONS PRIOR TO COMPLETING FORM

Part I — **Initial Listing Report**

1. Name of Self-Regulatory Organization Listing New Derivative Securities Product:
Ferris A Christian CRD#6056936
2. Type of Issuer of New Derivative Securities Product (e.g., clearinghouse, broker-dealer, corporation, etc.):
Common Stock
3. Class of New Derivative Securities Product:
801-76648
4. Name of Underlying Instrument:
S and P 500 Index, NYSE TMUX Wilshire 5000 Index
5. If Underlying Instrument is an Index, State Whether it is Broad-Based or Narrow-Based:
6. Ticker Symbol(s) of New Derivative Securities Product:
Cik0001521373
7. Market or Markets Upon Which Securities Comprising Underlying Instrument Trades:
NASDAQMX
8. Settlement Methodology of New Derivative Securities Product:
9. Position Limits of New Derivative Securities Product (if applicable):

Part II — **Execution**

The undersigned represents that the governing body of the above-referenced Self-Regulatory Organization has duly approved, or has duly delegated its approval to the undersigned for, the listing and trading of the above-referenced new derivative securities product according to its relevant trading rules, procedures, surveillance programs and listing standards.

Name of Official Responsible for Form: FAC ProPertys LLC CRD#164023

Title: President

Telephone Number: (347) 843-8040

Manual Signature of Official Responsible for Form: [signature]

Date: 05/05/2012

SEC 2449 (6-01)

For Internal Use Only
Sec File No. 9-

Submit 1 Original
and 9 Copies

OMB APPROVAL	
OMB Number:	3235-0504
Expires:	August 31, 2013
Estimated average burden hours per response......	3.60

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAY 14 2012
Washington DC
405

FORM 19b-4(e)

Information Required of a Self-Regulatory Organization Listing and Trading a New Derivative Securities Product Pursuant to Rule 19b-4(e) Under the Securities Exchange Act of 1934

READ ALL INSTRUCTIONS PRIOR TO COMPLETING FORM

Part I **Initial Listing Report**

1. Name of Self-Regulatory Organization Listing New Derivative Securities Product:
Ferris A Christian CRD# 6056936
2. Type of Issuer of New Derivative Securities Product (e.g., clearinghouse, broker-dealer, corporation, etc.):
Common Stock
3. Class of New Derivative Securities Product:
801-76648
4. Name of Underlying Instrument:
S and P 500 Index, NYSE TMWX Wilshire 5000 Index
5. If Underlying Instrument is an Index, State Whether it is Broad-Based or Narrow-Based:
6. Ticker Symbol(s) of New Derivative Securities Product:
Cik 0001521373
7. Market or Markets Upon Which Securities Comprising Underlying Instrument Trades:
NASDAQ MX
8. Settlement Methodology of New Derivative Securities Product:
9. Position Limits of New Derivative Securities Product (if applicable):

Part II **Execution**

The undersigned represents that the governing body of the above-referenced Self-Regulatory Organization has duly approved, or has duly delegated its approval to the undersigned for, the listing and trading of the above-referenced new derivative securities product according to its relevant trading rules, procedures, surveillance programs and listing standards.

Name of Official Responsible for Form: FAC ProPerTys LLC CRD# 164023

Title: President

Telephone Number: (347) 843-8040

Manual Signature of Official Responsible for Form: [signature]

Date: 05/05/2012

SEC 2449 (6-01)

For Internal Use Only
Sec File No. 9-

Submit 1 Original
and 9 Copies

OMB APPROVAL	
OMB Number:	3235-0504
Expires:	August 31, 2013
Estimated average burden hours per response	3.60

SEC
Mail Processing
Section

MAY 14 2012

Washington DC
405

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 19b-4(e)

Information Required of a Self-Regulatory Organization Listing and Trading a New Derivative Securities Product Pursuant to Rule 19b-4(e) Under the Securities Exchange Act of 1934

READ ALL INSTRUCTIONS PRIOR TO COMPLETING FORM

Part I **Initial Listing Report**

1. Name of Self-Regulatory Organization Listing New Derivative Securities Product:
   Ferris A Christian CRD# 6056936
2. Type of Issuer of New Derivative Securities Product (e.g., clearinghouse, broker-dealer, corporation, etc.):
   Common Stock
3. Class of New Derivative Securities Product:
   801-76648
4. Name of Underlying Instrument:
   S and P 500 Index, NYSE TMWX Wilshire 5000 Index
5. If Underlying Instrument is an Index, State Whether it is Broad-Based or Narrow-Based:
6. Ticker Symbol(s) of New Derivative Securities Product:
   Cik 0001521373
7. Market or Markets Upon Which Securities Comprising Underlying Instrument Trades:
   NASDAQ MX
8. Settlement Methodology of New Derivative Securities Product:
9. Position Limits of New Derivative Securities Product (if applicable):

Part II **Execution**

The undersigned represents that the governing body of the above-referenced Self-Regulatory Organization has duly approved, or has duly delegated its approval to the undersigned for, the listing and trading of the above-referenced new derivative securities product according to its relevant trading rules, procedures, surveillance programs and listing standards.

Name of Official Responsible for Form: FAC ProPertys LLC CRD# 164023

Title: President

Telephone Number: (347) 843-8040

Manual Signature of Official Responsible for Form: Ferris Christian

Date: 05/05/2012

SEC 2449 (6-01)

For Internal Use Only
Sec File No. 9-

Submit 1 Original
and 9 Copies

OMB APPROVAL	
OMB Number:	3235-0504
Expires:	August 31, 2013
Estimated average burden hours per response......	3.60

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section

FORM 19b-4(e)

MAY 14 2012

Information Required of a Self-Regulatory Organization Listing and Trading a New Derivative Securities Product Pursuant to Rule 19b-4(e) Under the Securities Exchange Act of 1934

Washington DC
405

READ ALL INSTRUCTIONS PRIOR TO COMPLETING FORM

Part I **Initial Listing Report**

1. Name of Self-Regulatory Organization Listing New Derivative Securities Product:
Ferris A Christian CRD#6056936
2. Type of Issuer of New Derivative Securities Product (e.g., clearinghouse, broker-dealer, corporation, etc.):
Common Stock
3. Class of New Derivative Securities Product:
801-76648
4. Name of Underlying Instrument:
S and P 500 Index, NYSE TMWX Wilshire 5000 Index
5. If Underlying Instrument is an Index, State Whether it is Broad-Based or Narrow-Based:
6. Ticker Symbol(s) of New Derivative Securities Product:
Cik,0001521373
7. Market or Markets Upon Which Securities Comprising Underlying Instrument Trades:
NASDQMX
8. Settlement Methodology of New Derivative Securities Product:
9. Position Limits of New Derivative Securities Product (if applicable):

Part II **Execution**

The undersigned represents that the governing body of the above-referenced Self-Regulatory Organization has duly approved, or has duly delegated its approval to the undersigned for, the listing and trading of the above-referenced new derivative securities product according to its relevant trading rules, procedures, surveillance programs and listing standards.

Name of Official Responsible for Form: FAC ProPerTys LLC CRD#164023

Title: PresidenT

Telephone Number: (347) 843-8040

Manual Signature of Official Responsible for Form: Ferris Christ

Date: 05/05/2012

SEC 2449 (6-01)

For Internal Use Only
Sec File No. 9-

Submit 1 Original
and 9 Copies

SEC
Mail Processing
Section

MAY 14 2012

Washington DC
405

OMB APPROVAL	
OMB Number:	3235-0504
Expires:	August 31, 2013
Estimated average burden hours per response	3.60

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 19b-4(e)

Information Required of a Self-Regulatory Organization Listing and Trading a New Derivative Securities Product Pursuant to Rule 19b-4(e) Under the Securities Exchange Act of 1934

READ ALL INSTRUCTIONS PRIOR TO COMPLETING FORM

Part I — **Initial Listing Report**

1. Name of Self-Regulatory Organization Listing New Derivative Securities Product:
   Ferris A Christian CRD# 6056936
2. Type of Issuer of New Derivative Securities Product (e.g., clearinghouse, broker-dealer, corporation, etc.):
   Common Stock
3. Class of New Derivative Securities Product:
   801-76648
4. Name of Underlying Instrument:
   S and P 500 Index, NYSE TMWX Wilshire 5000 Index
5. If Underlying Instrument is an Index, State Whether it is Broad-Based or Narrow-Based:
6. Ticker Symbol(s) of New Derivative Securities Product:
   Cik0001521373
7. Market or Markets Upon Which Securities Comprising Underlying Instrument Trades:
   NASDQMX
8. Settlement Methodology of New Derivative Securities Product:
9. Position Limits of New Derivative Securities Product (if applicable):

Part II — **Execution**

The undersigned represents that the governing body of the above-referenced Self-Regulatory Organization has duly approved, or has duly delegated its approval to the undersigned for, the listing and trading of the above-referenced new derivative securities product according to its relevant trading rules, procedures, surveillance programs and listing standards.

Name of Official Responsible for Form: FAC ProPerTys LLC CRD# 164023

Title: President

Telephone Number: (347) 843-8040

Manual Signature of Official Responsible for Form: Ferris Christ

Date: 05/05/2012

SEC 2449 (6-01)

For Internal Use Only
Sec File No. 9-

Submit 1 Original
and 9 Copies

OMB APPROVAL	
OMB Number:	3235-0504
Expires:	August 31, 2013
Estimated average burden hours per response......	3.60

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

FORM 19b-4(e)

MAY 14 2012

Information Required of a Self-Regulatory Organization Listing and Trading a New Derivative Securities Product Pursuant to Rule 19b-4(e) Under the Securities Exchange Act of 1934

Washington DC
405

READ ALL INSTRUCTIONS PRIOR TO COMPLETING FORM

Part I **Initial Listing Report**

1. Name of Self-Regulatory Organization Listing New Derivative Securities Product:
Ferris A Christian CRD# 6056936
2. Type of Issuer of New Derivative Securities Product (e.g., clearinghouse, broker-dealer, corporation, etc.):
Common Stock
3. Class of New Derivative Securities Product:
801-76648
4. Name of Underlying Instrument:
S and P 500 Index, NYSE TMWX Wilshire 5000 Index
5. If Underlying Instrument is an Index, State Whether it is Broad-Based or Narrow-Based:
6. Ticker Symbol(s) of New Derivative Securities Product:
Cik 0001521373
7. Market or Markets Upon Which Securities Comprising Underlying Instrument Trades:
NASDAQMX
8. Settlement Methodology of New Derivative Securities Product:
9. Position Limits of New Derivative Securities Product (if applicable):

Part II **Execution**

The undersigned represents that the governing body of the above-referenced Self-Regulatory Organization has duly approved, or has duly delegated its approval to the undersigned for, the listing and trading of the above-referenced new derivative securities product according to its relevant trading rules, procedures, surveillance programs and listing standards.

Name of Official Responsible for Form: FAC ProPerTys LLC CRD# 164023

Title: President

Telephone Number: (347) 843-8040

Manual Signature of Official Responsible for Form: Ferris Christ

Date: 05/05/2012

SEC 2449 (6-01)

For Internal Use Only
Sec File No. 9-

Submit 1 Original
and 9 Copies

OMB APPROVAL	
OMB Number:	3235-0504
Expires:	August 31, 2013
Estimated average burden hours per response......	3.60

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section
MAY 14 2012
Washington DC
405

FORM 19b-4(e)

Information Required of a Self-Regulatory Organization Listing and Trading a New Derivative Securities Product Pursuant to Rule 19b-4(e) Under the Securities Exchange Act of 1934

READ ALL INSTRUCTIONS PRIOR TO COMPLETING FORM

Part I — **Initial Listing Report**

1. Name of Self-Regulatory Organization Listing New Derivative Securities Product:
Ferris A Christian CRD#6056936
2. Type of Issuer of New Derivative Securities Product (e.g., clearinghouse, broker-dealer, corporation, etc.):
Common Stock
3. Class of New Derivative Securities Product:
801-76648
4. Name of Underlying Instrument:
S and P 500 Index, NYSE TMWX Wilshire 5000 Index
5. If Underlying Instrument is an Index, State Whether it is Broad-Based or Narrow-Based:
6. Ticker Symbol(s) of New Derivative Securities Product:
Cik0001521373
7. Market or Markets Upon Which Securities Comprising Underlying Instrument Trades:
NASDAQMX
8. Settlement Methodology of New Derivative Securities Product:
9. Position Limits of New Derivative Securities Product (if applicable):

Part II — **Execution**

The undersigned represents that the governing body of the above-referenced Self-Regulatory Organization has duly approved, or has duly delegated its approval to the undersigned for, the listing and trading of the above-referenced new derivative securities product according to its relevant trading rules, procedures, surveillance programs and listing standards.

Name of Official Responsible for Form: FAC ProPerTys LLC CRD#164023

Title: President

Telephone Number: (347) 843-8040

Manual Signature of Official Responsible for Form: [signature]

Date: 05/05/2012

SEC 2449 (6-01)

For Internal Use Only
Sec File No. 9-

Submit 1 Original
and 9 Copies

OMB APPROVAL	
OMB Number:	3235-0504
Expires:	August 31, 2013
Estimated average burden hours per response......	3.60

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

MAY 14 2012

Washington DC
405

FORM 19b-4(e)

Information Required of a Self-Regulatory Organization Listing and Trading a New Derivative Securities Product Pursuant to Rule 19b-4(e) Under the Securities Exchange Act of 1934

READ ALL INSTRUCTIONS PRIOR TO COMPLETING FORM

Part I **Initial Listing Report**

1. Name of Self-Regulatory Organization Listing New Derivative Securities Product:
   Ferris A Christian CRD#6056936
2. Type of Issuer of New Derivative Securities Product (e.g., clearinghouse, broker-dealer, corporation, etc.):
   Common Stock
3. Class of New Derivative Securities Product:
   801-76648
4. Name of Underlying Instrument:
   S and P 500 Index, NYSE TMWX Wilshire 5000 Index
5. If Underlying Instrument is an Index, State Whether it is Broad-Based or Narrow-Based:
6. Ticker Symbol(s) of New Derivative Securities Product:
   Cik,0001521373
7. Market or Markets Upon Which Securities Comprising Underlying Instrument Trades:
   NASDAQMX
8. Settlement Methodology of New Derivative Securities Product:
9. Position Limits of New Derivative Securities Product (if applicable):

Part II **Execution**

The undersigned represents that the governing body of the above-referenced Self-Regulatory Organization has duly approved, or has duly delegated its approval to the undersigned for, the listing and trading of the above-referenced new derivative securities product according to its relevant trading rules, procedures, surveillance programs and listing standards.

Name of Official Responsible for Form: FAC ProPerTys LLC CRD#164023

Title: President

Telephone Number: (347) 843-8040

Manual Signature of Official Responsible for Form: [signature]

Date: 05/05/2012

SEC 2449 (6-01)

For Internal Use Only
Sec.File No. 9-

Submit 1 Original
and 9 Copies

SEC
Mail Processing
Section

OMB APPROVAL	
OMB Number:	3235-0504
Expires:	August 31, 2013
Estimated average burden hours per response	3.60

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

MAY 14 2012

FORM 19b-4(e)

Washington DC
405

Information Required of a Self-Regulatory Organization Listing and Trading a New Derivative Securities Product Pursuant to Rule 19b-4(e) Under the Securities Exchange Act of 1934

READ ALL INSTRUCTIONS PRIOR TO COMPLETING FORM

Part I **Initial Listing Report**

1. Name of Self-Regulatory Organization Listing New Derivative Securities Product:
   Ferris A Christian CRD#6056936
2. Type of Issuer of New Derivative Securities Product (e.g., clearinghouse, broker-dealer, corporation, etc.):
   Common Stock
3. Class of New Derivative Securities Product:
   801-76648
4. Name of Underlying Instrument:
   S and P 500 Index, NYSE TMWX Wilshire 5000 Index
5. If Underlying Instrument is an Index, State Whether it is Broad-Based or Narrow-Based:
6. Ticker Symbol(s) of New Derivative Securities Product:
   Cik0001521373
7. Market or Markets Upon Which Securities Comprising Underlying Instrument Trades:
   NASDAQMX
8. Settlement Methodology of New Derivative Securities Product:
9. Position Limits of New Derivative Securities Product (if applicable):

Part II **Execution**

The undersigned represents that the governing body of the above-referenced Self-Regulatory Organization has duly approved, or has duly delegated its approval to the undersigned for, the listing and trading of the above-referenced new derivative securities product according to its relevant trading rules, procedures, surveillance programs and listing standards.

Name of Official Responsible for Form: FAC ProPerTys LLC CRD#164023

Title: President

Telephone Number: (347) 843-8040

Manual Signature of Official Responsible for Form: [signature]

Date: 05/05/2012

SEC 2449 (6-01)